Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S‑3) and related Prospectus of Xilinx, Inc. for the registration of debt securities, common stock, preferred stock, warrants, depositary shares, purchase contracts, guarantees or units, and to the incorporation by reference therein of our reports dated May 8, 2020, with respect to the consolidated financial statements and schedule of Xilinx, Inc. and the effectiveness of internal control over financial reporting of Xilinx, Inc. included in its Annual Report (Form 10-K) for the year ended March 28, 2020, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
San Jose, California
May 8, 2020